UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 29, 2020, Aeropuertos Argentina 2000 S.A. (“AA2000”), a subsidiary of Corporación América Airports S.A. (“CAAP”), entered into a framework agreement (“Framework Agreement”) with the branch of Citibank established in the Republic of Argentina (“Citibank Argentina”), Industrial and Commercial Bank of China (Argentina) S.A. (“ICBC”), Banco Galicia, Buenos Aires S.A.U. (“Banco Galicia”) and Banco Santander Río S.A. (“Banco Santander”), in order to, among other things, effectively defer principal payments due under: (a) the onshore credit facility agreement, dated August 9, 2019, by and among AA2000, as borrower, Banco Galicia, ICBC and Banco Santander, as lenders, Citibank N.A. (“Citibank”), as administrative agent and Citibank Argentina, as local collateral agent, local disbursement agent and local paying agent, for an aggregate principal amount of U.S.$85 million and (b) the offshore credit facility agreement, dated August 9, 2019, by and among AA2000, as borrower, Citibank acting through its international banking facility, as lender, Citibank, as administrative agent and Citibank Argentina as local collateral agent and local custodian agent for an aggregate principal amount of U.S.$35 million (collectively, the “2019 Credit Facilities”). The Framework Agreement effectively defers payments of principal due by AA2000 under the 2019 Credit Facilities on August 19, 2020 and November 19, 2020, each of which amounts to U.S.$13.3 million. Such deferred amounts will be effectively payable by AA2000 in quarterly installments beginning in September 2021 and ending in June 2022.

With the execution of the Framework Agreement, the 2019 Credit Facilities Amendment Condition (as defined in the Exchange Offer Memorandum) provided in AA2000’s exchange offer memorandum dated April 21, 2020 (as amended and supplemented through the date hereof, the "Exchange Offer Memorandum") has been satisfied.

In connection with the Framework Agreement, AA2000 filed a relevant fact notice (hecho relevante) with the Argentine Securities and Exchange Commission (Comisión Nacional de Valores), Bolsas y Mercados Argentinos S.A. and Mercado Abierto Electrónico S.A. in Argentina. Exhibit 99.1 to this Form 6-K contains a free translation of such relevant fact notice filed in Argentina.

This Form 6-K is hereby incorporated by reference into the Exchange Offer Memorandum.

Exhibit

Exhibit No.	Description
99.1	Free translation into English of the relevant fact notice filed by Aeropuertos Argentina 2000 S.A. with the Argentine Securities and Exchange Commission (Comisión Nacional de Valores), Bolsas y Mercados Argentinos S.A. and Mercado Abierto Electrónico S.A. in Argentina.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer

Date: April 30, 2020